Exhibit 99.1

News Release	Contact: Bruce Russell
(310) 346-6131
brussell@cyanotech.com

Cyanotech Reports Financial Results for First Quarter of Fiscal Year 2018

— Sales increase 20%, EPS $0.09 vs ($0.12) —

KAILUA KONA, Hawaii (August 10, 2017) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health products, announced financial results for the first quarter of fiscal year 2018, ended June 30, 2017.

First Quarter 2018

For the first quarter of fiscal 2018 compared to the first quarter of fiscal 2017, net sales were $8,809,000 compared to $7,322,000, an increase of 20.3%. Gross profit was $3,603,000, with gross profit margin of 40.9%, compared to gross profit of $2,821,000 and gross profit margin of 38.5%. Operating income was $620,000 compared to operating loss of ($610,000). Net income was $501,000 or $0.09 per diluted share, compared to net loss of ($691,000) or ($0.12) per diluted share.

Commenting on the first quarter results (changes shown vs. first quarter of fiscal 2017), Gerry Cysewski, Ph.D., Cyanotech’s CEO, noted:

“We are seeing positive results from the many changes we put in place during the last fiscal year. Our results this quarter reflected our continuing strategic focus on marketing our Nutrex Hawaii branded products at retail, as well as improved production practices and reduction in our cost structure.

“Net sales increased 20% for the quarter, driven by a 42% increase in our packaged products, offset by a 34% decrease in bulk sales. The increase in sales of our packaged products was the result of our continued focus on strategic channels. Sales of our packaged astaxanthin increased 51%, which is primarily the result of increased sales to Costco. Sales growth at Amazon contributed to a 22% increase in our packaged spirulina sales. Due to inventory shortages following low spirulina production in the fourth quarter of fiscal 2017 we were not able to fulfill all of the demand for packaged spirulina products this quarter. Compared to the fourth quarter of fiscal 2017, sales to Costco increased 100% and sales to Amazon increased 149%, the latter driven mainly by an inventory build. We achieved these results without increasing our year-over-year sales and marketing operating expenses.

“The 34% decrease in sales of our bulk products is primarily the result of the lack of available spirulina supply during the quarter. International sales represented 27% of net sales for the current quarter compared to 35% for the same period last year.

“Our gross profit margin increased by 2.4 percentage points compared to the same period last year due to improved customer and product mix and lower astaxanthin costs from prior quarters’ production. Additionally, astaxanthin production for the quarter increased by over 20% compared to the same period last year as a result of new cultivation techniques and farm management practices that have been integrated over the last two years. We are pleased to see the results of these changes; specifically, stabilized open pond cultivation and improved consistency of our production over recent quarters.

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

“Operating expenses decreased $0.4 million (-13%) for the first quarter of fiscal 2018 compared to the same period in fiscal 2017, primarily due to a reduction in legal fees.  Our sales and marketing spending includes labor savings of $120,000, half of which was deployed back into marketing programs to drive sales growth in our areas of strategic focus.”

Trailing 12 Months ended June 30, 2017
For the trailing 12 months ended June 30, 2017 compared to the trailing 12 months ended June 30, 2016, net sales were $33,529,000 compared to $31,568,000, an increase of 6.2%. Gross profit was $13,006,000, with gross profit margin of 38.8%, compared to gross profit of $11,763,000 and gross profit margin of 37.3%. Net loss was ($23,000) or $0.0 per diluted share, compared to a net loss of ($4,981,000) or ($0.89) per diluted share.

Please review the Company’s Form 10-Q for the quarter ended June 30, 2017 for more detailed information.

— Cyanotech will host a Skype broadcast at 5:00 p.m. EDT on Friday, August 11, 2017 to respond to questions about its operating results and other topics of interest.  Interested parties are asked to submit questions to questions@cyanotech.com before 5:00 p.m. EDT on Thursday, August 10, 2017.  The Company will respond to relevant questions only, and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet  approximately five minutes prior to the start time.

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for over 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity.* All Cyanotech products are produced from microalgae grown at our 90-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (GRAS) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the FDA. Visit www.cyanotech.com for more information.

*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-Q for the period ended June 30, 2017, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-Q filings with the Securities and Exchange Commission.)

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

(Unaudited)

	June 30, 2017	March 31, 2017
ASSETS
Current assets:
Cash	$1,299	$1,407
Accounts receivable, net of allowance for doubtful accounts of $31 at June 30, 2017 and $49 at March 31, 2017	2,619	2,135
Inventories, net	7,981	7,972
Prepaid expenses and other current assets	427	565
Total current assets	12,326	12,079

Equipment and leasehold improvements, net	16,289	16,712
Other assets	207	213
Total assets	$28,822	$29,004

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Line of credit	$500	$611
Current maturities of long-term debt	624	623
Customer deposits	80	119
Accounts payable	3,132	3,666
Accrued expenses	1,143	1,013
Total current liabilities	5,479	6,032

Long-term debt, less current maturities	6,105	6,249
Other long-term liabilities	99	116
Total liabilities	11,683	12,397

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, authorized 50,000,000 shares; 5,685,381 shares issued and outstanding at June 30, 2017 and March 31, 2017	114	114
Additional paid-in capital	31,608	31,577
Accumulated deficit	(14,583)	(15,084)
Total stockholders’ equity	17,139	16,607
Total liabilities and stockholders’ equity	$28,822	$29,004

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended June 30,
	2017	2016

NET SALES	$8,809	$7,322
COST OF SALES	5,206	4,501
Gross Profit	3,603	2,821

OPERATING EXPENSES:
General and administrative	1,352	1,710
Sales and marketing	1,489	1,555
Research and development	142	166
Total operating expenses	2,983	3,431

Income (loss) from operations	620	(610)

Interest expense, net	108	132

Income (loss) before income tax	512	(742)

INCOME TAX EXPENSE (BENEFIT)	11	(51)

NET INCOME (LOSS)	$501	$(691)

NET INCOME (LOSS) PER SHARE:
Basic	$0.09	$(0.12)
Diluted	$0.09	$(0.12)

SHARES USED IN CALCULATION OF NET INCOME (LOSS) PER SHARE:
Basic	5,685	5,633
Diluted	5,719	5,633

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com